UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 333-265455

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of General Meeting dated 06 October 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.
THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A COMBINED SHAREHOLDER CIRCULAR AND PROSPECTUS IN RELATION TO THE TRANSACTION APPROVED TODAY WAS PUBLISHED ON 7 SEPTEMBER 2022.

6 October 2022

RENTOKIL INITIAL PLC

Rentokil Initial shareholders vote in favour of proposed acquisition of Terminix

Key leadership talent retained in North America

Results of Rentokil Initial General Meeting

A requisite majority of shareholders of Rentokil Initial plc (the "Company" or, together with its subsidiaries, "Rentokil Initial") has approved the proposal to acquire the entire common stock of Terminix Global Holdings, Inc. ("Terminix") for stock and cash (the "Transaction") at a general meeting held earlier today (the "General Meeting"). The Company's shareholders approved all four resolutions in relation to the Transaction.

Following approval by the shareholders of Terminix announced earlier today, and assuming the satisfaction or waiver of all conditions to the Transaction, completion of the Transaction is expected to take place on 12 October 2022.

Resolutions

The Transaction was described in a combined shareholder circular and prospectus published by the Company on 7 September 2022 (the "Combined Document"). The resolutions were set out in Part XVI (Notice of General Meeting) of the Combined Document and voted on by way of poll. The results are set out below.

In accordance with Listing Rules 9.6.2R and 9.6.3R, the full text of the resolutions passed at the general meeting will be submitted to the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Voting results of the General Meeting

RESOLUTION		VOTES FOR1%		VOTES AGAINST	%	TOTAL VOTES	% OF ISC VOTED	VOTES WITHHELD2
1.	To approve the Transaction	1,556,475,148	99.88	1,915,397	0.12	1,558,390,545	83.61%	789,919
2.	To authorise the directors to allot ordinary shares in connection with the Transaction	1,556,466,000	99.88	1,917,853	0.12	1,558,383,853	83.61%	796,611
3.	To authorise the directors to borrow up to £5 billion in connection with the Transaction	1,532,604,485	98.35	25,651,815	1.65	1,558,256,300	83.60%	924,164
4.	To adopt the Terminix Share Plan	1,535,494,748	98.54	22,706,289	1.46	1,558,201,037	83.60%	979,426

1 Votes For include those votes giving the Chairman discretion.
2 A vote withheld is not a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.

Issued capital

The number of ordinary shares in issue at close of business on 5 October 2022 was 1,863,832,965 ordinary shares of 1p each. The resolutions above were all proposed and passed as ordinary resolutions. A copy of the resolutions can be found in the Notice of Meeting available at www.rentokil-initial.com/generalmeeting.

Key leadership talent retained in North America

The Company is delighted to also announce that Brett Ponton, CEO of Terminix, has been appointed CEO of its North America region. In addition, John Myers, Managing Director, North America, has been appointed CEO of the US Pest Control business, reporting to Brett.

Both appointments will become effective from completion of the Transaction and Brett will become a member of the Company's Executive Leadership Team from the same date.

Andy Ransom, CEO of Rentokil Initial plc, commented:

"Today, shareholders have given their overwhelming support for the transaction, in line with the unanimous recommendations of both Boards.  Detailed integration plans are already in place, and we can now focus on the execution of those plans and the associated value creation for all stakeholders.

"I'm delighted that Brett and John have agreed to lead the North American region and our US pest control business respectively. Having their immense talents at the helm will be welcomed by all colleagues and customers. They are highly experienced executives with proven abilities to integrate businesses and drive profitable growth. Retaining their deep knowledge of the two organisations will ensure a smooth transition and an effective integration."

Enquiries

Company Secretary:	Catherine Stead	Rentokil Initial plc	+44 (0)1294 858000
Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199
Investors / Analysts:	Peter Russell	Rentokil Initial plc	+44 (0)7795 166506

-   END  -

Important additional information

In connection with the Transaction, the Company filed a registration statement on Form F-4 with the United States Securities and Exchange Commission ("SEC") on 7 September 2022 (the "Registration Statement"), which has been declared effective by the SEC, and which includes a document that serves as a prospectus of the Company and a proxy statement of Terminix (the "proxy statement/prospectus"). Each party will file other documents regarding the Transaction with the SEC. Before making any voting or investment decisions, investors and stockholders and shareholders of Terminix and the Company are urged to read carefully and in their entirety the proxy statement/prospectus, and any other relevant documents that are filed or will be filed with the SEC in connection with the Transaction when they become available, as they contain or will contain important information about Terminix, the Company, the Transaction and related matters.

The Registration Statement and proxy statement/prospectus and other documents filed by the Company and Terminix with the SEC are available free of charge at the SEC's website at https://www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at https://investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix's Corporate Secretary's Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents which will be filed with the SEC by the Company online at https://www.rentokil-initial.com, upon written request delivered to the Company at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, UK, Attention: Catherine Stead, or by calling the Company by telephone at +44 (0)1293 858000 or by email at secretariat@rentokil-initial.com. The information included on, or accessible through, the Company's or Terminix's website is not incorporated by reference into this communication.

Participants in the solicitation

Under SEC rules, the Company, Terminix and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies from Terminix shareholders in connection with the Transaction. Information about the Company's directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on 30 March 2022, available on its website at https://www.rentokil-initial.com/investors/annual-reports or in the Combined Document, available at www.rentokil-initial.com/generalmeeting. Information about Terminix's directors and executive officers may be found on its website at https://corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on 1 March 2022, available at https://investors.terminix.com and https://www.sec.gov, or in the Registration Statement. The information included on, or accessible through, the Company's or Terminix's website is not incorporated by reference into this announcement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies from Terminix shareholders in connection with the Transaction is included in the proxy statement/prospectus and other relevant materials filed with the SEC.

Important notices relating to financial advisers

Barclays Bank PLC ("Barclays"), which is authorised by the Prudential Regulation Authority (the "PRA") and regulated by the Financial Conduct Authority ("FCA") and the PRA in the United Kingdom, together with Goldman Sachs International ("Goldman Sachs"), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for the Company and no one else in connection with the Transaction and the matters referred to in this announcement and the Combined Document and will not regard any other person as a client in relation to the Transaction and the matters referred to in this announcement and the Combined Document and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement or the Combined Document. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by the Financial Services and Markets Act 2000 or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches nor affiliates nor any of their respective directors, officers, employees, agents or advisers owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays or Goldman Sachs in connection with the Transaction for, and no representation, express or implied, is made by either of them, or purported to be made on their behalf, as to the contents of this announcement or the Combined Document, including its accuracy, completeness or verification or any other statement made or purported to be made by either of them, or on their behalf, in connection with the Company, the Combined Group (as defined in the Combined Document), the Transaction or the matters described in this announcement or the Combined Document. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective subsidiaries, holding companies, branches and affiliates and their respective directors, officers, employees, agents and advisers accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or the Combined Document or any statement contained therein.

Forward-looking statements

This announcement and the Combined Document contain forward-looking statements. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among other things: the risks set out in Part I (Risk Factors) of the Combined Document; a condition to the completion of the Transaction may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the Transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix's businesses; management's time and attention is diverted on transaction related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial decline following the Transaction; legal proceedings are instituted against Rentokil Initial or Terminix; Rentokil Initial or Terminix is unable to retain or hire key personnel; the announcement or the consummation of the Transaction has a negative effect on the market price of the Company's or Terminix's shares or on Rentokil Initial's or Terminix's operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the COVID-19 pandemic), the ongoing war in Ukraine and the subsequent institution and extension of sanctions against various Russian organisations, companies and individuals, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent US or UK administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm Rentokil Initial's or Terminix's business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial's or Terminix's ability to pursue certain business opportunities or strategic transactions; and Rentokil Initial's or Terminix's ability to meet expectations regarding the accounting and tax treatments of the Transaction. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither the Company nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Neither Rentokil Initial nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement or the Combined Document will actually occur. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules of the FCA and the Market Abuse Regulation), Rentokil Initial is under no obligation, and Rentokil Initial expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 October 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary